UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               Infocrossing, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45664X109
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mr. Robert L. Rosen
                            RLR Capital Partners, LP
                        152 West 57th Street, 21st Floor
                               New York, NY 10019
                                 (212) 903-2700


                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 2007
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                             ------------------------
CUSIP NO.      45664X109              SCHEDULE 13D         PAGE 2 OF 5 PAGES
------------------------                             ------------------------

-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            RLR Capital Partners, LP
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            Not Applicable
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                                -0-
                      -------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
  SHARES
BENEFICIALLY               1,592,302
  OWNED BY            -------------------------------------------------------
    EACH            9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                -0-
                      -------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           1,592,302

-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,592,302
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       45664X109             SCHEDULE 13D         PAGE 3 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert L. Rosen
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,592,302
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,592,302
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,592,302
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             ------------------------
CUSIP NO.      45664X109              SCHEDULE 13D         PAGE 4 OF 5 PAGES
------------------------                             ------------------------

The Schedule 13D filed on June 19, 2006 by RLR Capital Partners, LP, a Delaware limited partnership ("RLR"), relating to the shares of common stock, $0.01 par value (the "Shares"), of Infocrossing, Inc. (the "Issuer"), as amended by Amendment No. 1 filed October 30, 2006, is hereby amended by this Amendment No. 2 to the Schedule 13D.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

All of the funds used to purchase the Shares described in this Schedule 13D came from the working capital of the Fund. A total of approximately $18.7 million was paid to acquire such Shares.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a) The Reporting Persons beneficially own 1,592,302 Shares, constituting approximately 7.3% of the Shares outstanding.

     The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 21,736,569 Shares outstanding, which is the total number of Shares outstanding as of November 6, 2006 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

     (b) RLR and Mr. Rosen share power to vote and direct the disposition of all of the Shares held by the Fund. Thus, as of the close of business on March 5, 2007, the Reporting Persons may be deemed to beneficially own 1,592,302 Shares, or 7.3% of the Shares deemed issued and outstanding as of that date.

     (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected in an open market transaction:

RLR Focus Master Fund, LP

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------

01/25/2007               9,800                      16.21
01/26/2007                 700                      16.16
01/29/2007                 800                      16.23
01/31/2007               9,246                      16.54
02/02/2007                 200                      16.29
02/13/2007               8,100                      17.02
02/14/2007                 800                      17.01
02/15/2007               4,000                      16.99
02/16/2007               2,005                      16.89
02/16/2007               8,800                      16.91
02/20/2007                 400                      17.03
02/21/2007                 200                      17.03
02/21/2007                 800                      17.00
02/22/2007              13,086                      16.85
02/23/2007              30,000                      16.59
02/26/2007              20,000                      16.45
02/26/2007               1,200                      16.38
02/26/2007                 800                      16.37
02/27/2007               4,000                      15.77
02/27/2007              10,000                      15.91
02/28/2007               8,322                      15.68
02/28/2007              32,700                      15.71
03/01/2007               4,200                      15.48
03/02/2007               7,000                      15.34
03/05/2007                 500                      15.01
03/05/2007              30,000                      15.06


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

1. Letter from the Reporting Persons to the Issuer, dated June 15, 2006 (previously filed)

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CUSIP NO.      45664X109              SCHEDULE 13D         PAGE 5 OF 5 PAGES
------------------------                             ------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2007


                                                  /s/ Robert L. Rosen
                                                  ------------------------------
                                                  Robert L. Rosen, in his
                                                  capacity as the managing
                                                  member of RLR Capital Partners
                                                  GP, LLC, the sole general
                                                  partner of RLR Capital
                                                  Partners, LP

                                                  /s/ Robert L. Rosen
                                                  ------------------------------
                                                  Robert L. Rosen